SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: September 29, 2023

List of materials

Documents attached hereto:

i) Press release: Update on the Progress and Expected Closing Schedule of the Merger of Sony Pictures Networks India and Zee Entertainment Enterprises Ltd.

September 29, 2023
Sony Group Corporation

Update on the Progress and Expected Closing Schedule of
the Merger of Sony Pictures Networks India and Zee Entertainment Enterprises Ltd.

Regarding the merger of Sony Pictures Networks India, a wholly-owned subsidiary of Sony Group Corporation (“Sony”), with Zee Entertainment Enterprises Ltd., a publicly listed Indian media and content company, which was previously announced on December 22, 2021, the National Company Law Tribunal in India approved this transaction on August 10, 2023, and both companies continue to proceed with the necessary procedures to complete the transaction.  Although the transaction was previously expected to close by the end of the first half of the fiscal year ending on March 31, 2024, based on the latest progress, it is currently expected to close in the months ahead.

Sony continues to assess the impact of the transaction on its consolidated financial results.

End of document